Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(in thousands, except ratios)

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2016	2015	2014	2013	2012
Net income (loss) attributable to Vanguard unitholders	$(815,089)	$(1,883,174)	$64,345	$59,511	$(168,815)
Net income attributable to non-controlling interest	82	—	—	—	—
Net income (loss) before preferred unit distributions	$(815,007)	$(1,883,174)	$64,345	$59,511	$(168,815)

Fixed charges:
Interest including amortization of debt expense	$95,367	$87,573	$69,765	$61,148	$41,891
Settlements paid on interest rate derivative contracts	13,398	5,227	4,035	3,888	2,515
Portion of lease payments considered interest on operating leases	1,092	815	511	392	271
Total fixed charges	109,857	93,615	74,311	65,428	44,677
Preferred unit distributions (b)	26,758	26,759	18,197	2,634	—
Total fixed charges and preferred unit distributions	$136,615	$120,374	$92,508	$68,062	$44,677

Ratio of Earnings to Fixed Charges(a)	—	—	1.87	1.91	—

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions(b)	—	—	1.50	1.84	—

(a)
In the years ended December 31, 2016, 2015 and 2012, earnings were inadequate to cover fixed charges by approximately $815.0 million, $1.9 billion and $168.8 million, respectively. The shortfall for the year ended December 31, 2016 was principally the result of non-cash goodwill and oil and natural gas property impairment charges of $252.7 million and $494.3 million, respectively. The shortfall for the years ended December 31, 2015 and December 31, 2012 were principally the result of non-cash oil and natural gas property impairment charges of $1.8 billion and $247.7 million, respectively.

(b)	Because no Preferred Units were outstanding for the year ended December 31, 2012, no historical ratio of earnings to combined fixed charges and preferred unit distributions is presented.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations available to our unitholders plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.